FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated March 8, 2010 (“CryptoLogic licenses top betting games to Betsson”)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic licenses top betting games to Betsson

New three year deal expands the company’s European reach

March 8 2010 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, has signed a three-year agreement to license at least nine of its most popular online betting games to Betsson Malta Ltd (Betsson), a leading European e-gaming operator listed on OMX Stockholm.

The agreement covers a suite of CryptoLogic’s top slot games to be launched on Betsson’s websites www.betsson.com, www.casinoeuro.com and www.cherrycasino.com. One game has already gone live on CasinoEuro and the remainder are scheduled for roll-out across the three brands later this year. The deal will provide CryptoLogic with recurring revenue based on wagers placed by Betsson’s customers.

Justin Thouin, Vice-President of CryptoLogic, said: “Betsson is the latest customer to sign up to CryptoLogic’s games, underscoring the value our innovative and rich content brings to operators worldwide. With every new licensee CryptoLogic not only expands its global reach but also strengthens its base for generating long term revenues.”

With a broad subscriber base in more than 18 countries, Betsson offers a wide range of first-class online gambling products and games in a safe and user-friendly gaming environment. Its product portfolio currently includes: Sportsbook, Betting Exchange, Casino, Poker, Games, Scratchcards and Bingo.

Magnus Grinneback, Business Area Director of Betsson.com, said: “We are confident CryptoLogic’s highly innovative games will enhance our customers’ gaming experience and attract more demand. We look forward to working with CryptoLogic to help us achieve just that.”

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,
DUBLIN 2, IRELAND

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Betsson

Betsson offers a wide range of first-class online gambling products and games in a safe and user-friendly gaming environment. Betsson’s product portfolio currently includes: Sportsbook, Betting Exchange, Casino, Poker, Games, Scratchcards, Bingo. Sportsbook, Betting Exchange, Casino, Scratch Cards, Games, Turkish Poker and Bingo are operated by Betsson Malta Limited, a company in the Betsson Group, under a licence granted by the Malta’s Lotteries and Gaming Authority under the Remote Gaming Regulations (LN 176/2004). Betsson Poker is operated by Betsson Malta Limited and powered by Ongame Network Ltd, which has a network license issued by the Gibraltar Government.

The site www.betsson.com is wholly owned and operated by Betsson Malta Ltd.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Corfin Communications (UK media only) +44 207 977 0020
Stephen Taylor, Chief Financial Officer	Neil Thapar, Alexis Gore, Harry Chathli

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.